FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                       For the month of December 2006
                              06 December 2006


                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing 'Sky and Google Alliance' released on 06 December 2006



                    Sky and Google unveil broadband alliance

First global deployment of Google's suite of world-class search, communications and video tools

LONDON, UK, and MOUNTAIN VIEW, California, December 6 2006 - British Sky Broadcasting (Sky), the UK's leading entertainment company, and Google today announced plans to work together in bringing ground-breaking web-based services to Sky's community of broadband internet customers. The wide-ranging set of multi-year agreements sees two of the world's leading innovators in technology and entertainment join forces to create a compelling and customised experience for Sky Broadband customers.

Sky will be Google's first partner globally to deploy Google's suite of search, advertising, communications and video services, all of which will be tailored and branded for Sky's fast-growing broadband platform. Sky aims to ensure that its broadband customers enjoy the best possible online user experience with customised access to the full benefits of Google's evolving suite of innovative products for PC, TV and mobile.

Sky and Google will collaborate in three key areas:

Video

Sky will launch a multi-platform User Generated Video (UGV) portal powered by the first global deployment of Google's syndicated video content tools. The site will allow users to edit, upload and share their own video content, including the facility to upload and download from a mobile phone. The UGV portal will form part of a content-rich experience for Sky Broadband customers that will enhance the appeal of Sky's broadband services, build community and promote Sky content to online audiences.

Communications

Sky Broadband customers will enjoy access to a comprehensive online communications platform. This will include a fully customised version of Google's email product, 'Google Mail', which will use the popular '@sky.com' email address. Powered by Google with a user interface and functionality customised to Sky's unique specifications, the platform will also offer access to key communications applications that attract and deepen relationships with internet users, such as contacts, calendar and instant messaging. In addition, Sky will explore opportunities to provide further services such as Google's VoIP (voice over internet protocol) telephony services, enhanced storage and future product developments.

Search and advertising

Google will provide its industry leading search tools and targeted search advertising across Sky's portfolio of online sites. The two companies will also explore future forms of web, TV and mobile advertising. Revenue generated by click-throughs on sponsored links will be shared between Sky and Google, increasing Sky's exposure to the fastest growing segment of the UK's advertising market.

James Murdoch, Sky's Chief Executive, said:

"These agreements will bring Sky customers a valuable set of services from the world's leading search company, including cutting edge tools for video sharing and communications. Google has pioneered many of the web's most loved and used features, so I'm delighted that Sky Broadband customers will be the very first online community to enjoy such unrivalled range and quality as well as a commitment to further innovation.

In a short time, Sky has emerged as an effective challenger by offering high-quality broadband that offers greater value than traditional cable and telcos. Sky is on track to build a large and successful broadband business and is increasingly well positioned to participate in the rapid growth of online search and advertising."

Eric Schmidt, Chairman and CEO of Google, said:

"Google is committed to giving people the power to explore, create and communicate. Today's alliance with Sky brings together two of the most innovative media and technology companies for the benefit of users. We will be delivering exciting new services for Sky Broadband customers all over the UK. We're delighted to team up with Sky in one of the world's most dynamic markets and we look forward to working together in the years to come."

Financial terms of the agreements have not been disclosed.

                                      ENDS


Note to Editors:

About Sky Broadband

Sky announced the launch of its broadband internet service, Sky Broadband, on 18 July 2006 and began activating customers' lines in mid August. In just over 100 days, around one million customers had registered their interest in Sky Broadband, making it one of the most successful UK product launches in recent years.

Sky Broadband customers enjoy wireless internet access and a full security package with a choice of quality products offering speeds of up to 16 Mb. On average, Sky Broadband customers are enjoying savings of more than GBP10 a month compared with their previous broadband supplier and are connecting at speeds on average three times faster.

About Google Inc.

Google's innovative search technologies connect millions of people around the world with information every day. Founded in 1998 by Stanford Ph.D. students Larry Page and Sergey Brin, Google today is a top web property in all major global markets. Google's targeted advertising program provides businesses of all sizes with measurable results, while enhancing the overall web experience for users. Google is headquartered in Silicon Valley with offices throughout the Americas, Europe, and Asia. For more information, visit www.google.com.


Further information about Sky:

Press:

Matthew Anderson                             Tel: 020 7705 3267
Robert Fraser                                Tel: 020 7705 3036
E-mail: corporate.communications@bskyb.com

Analysts/Investors:

Andrew Griffith                              Tel: 020 7705 3118
Robert Kingston                              Tel: 020 7705 3726
E-mail: investor-relations@bskyb.com


Further information about Google:

Press:

DJ Collins                                   Tel: 020 7184 3247
Email: djcollins@google.com

Analysts/Investors:

Maria Shim                                   Tel: +1 650 253 7663
Email: marias@google.com


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 06 December 2006                   By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary